January 15, 2007

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:	Fortune Brands, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Form 10-Q for the period ended September 30, 2006

File No. 1-9076

Dear Mr. Decker:

This letter is in response to your letter dated December 12, 2006. For the convenience of the Staff, the Staff’s comments contained in the December 12 letter have been reproduced below and the Company’s response thereto have been set forth immediately after each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

As requested, the responses below include proposed changes to disclosures that would be included in future filings.

Note 1. Significant Accounting Policies

Inventories, page 44

2.	We note your response to prior comment 3. Please address the following:

•	Please disclose the types of inventory for which you use the LIFO and average cost methods;

•	Please disclose that you use both the FIFO and average cost method for a minor amount of similar inventory and your basis for doing this; and

•	In January 2006, you conformed your Spirits & Wine inventory accounting policies upon completion of the legal transfer of a majority of acquired Spirits and Wine assets. All Spirits and Wine inventories are accounted for using the FIFO inventory method. Please provide the disclosures required by paragraph 17 of SFAS 154. Please also provide a preferability letter from your independent accountants. Refer to Item 601(B)(18) of Regulation S-K.

Response:

In future filings, our expanded disclosure in the Inventories section of Note 1 will be revised to read:

The first-in, first-out (FIFO) inventory method is our principal inventory method across all segments.

In our Home and Hardware segment, we use the last-in, first-out (LIFO) inventory method in those product groups in which metals inventories comprise a significant portion of our inventories. LIFO inventories at December 31, 2006 and 2005 were $[            ] million (with a current cost of $[            ] million) of the total inventories of $[            ] million and $171.1 million (with a current cost of $181.2 million) of the total inventories of $1,663.9 million, respectively.

At December 31, 2005, approximately $291 million of Spirits & Wine inventory was recorded using the average cost inventory method. In January 2006, we conformed our Spirits & Wine inventory accounting policies upon completion of the legal transfer of a majority of Spirits and Wine assets acquired from Pernod. All Spirits and Wine inventories are now accounted for using the FIFO inventory method. The impact of the accounting change was immaterial.

A minor amount of similar types of inventory within the Home and Hardware business is accounted for utilizing both FIFO and average cost based on the method in place at the time of acquisition. The impact on our statement of income and balance sheet between accounting for the inventories using the average cost method versus the FIFO inventory method is inconsequential.

In accordance with generally recognized trade practice, bulk spirits and wine inventories are classified as current assets, although the majority of these inventories, due to the duration of aging processes, ordinarily will not be sold within one year.

Regarding the change in accounting method for Spirits and Wine inventory from average cost to FIFO, the impact of the change was immaterial and therefore a preferability letter was not required from our independent accountants and we did not provide the disclosures required by paragraph 17 of SFAS 154. The impact of the change in accounting on inventory was 0.3% or less as of both December 31, 2005 and 2004 and +/- 0.1% as of March, June and September 2006. The impact on net income was +/-0.3% or less for each of the twelve months ended December 31, 2005, 2004 and 2003. The impact on net income was 0.6% or less for each of the three months ended March, June and September 2006.

Note 17. Information on Business Segments, page 69

3.	We note your response to prior comment 5. You state that you are organized into three operating and reportable segments, based on products and markets you serve – home & hardware, spirits & wine, and golf. Given the range of products included in the home and hardware segment, it is unclear how your CODM can assess performance and make decisions regarding the allocation of resources if they only view operations at this level. Please address the following:

•	Please provide us with all of the financial information provided to your CODM for each for the last three years and the 2006 interim period;

•	Please also provide us with any 2007 forecasts provided to your CODM; and

•	Tell us whether discrete financial information is prepared at a lower level than your current reportable segments and explain to us who utilizes this information and for what purpose.

Response:

With regard to the information on business segments, you state that given the range of products included in the Home & Hardware segment, it is unclear how our CODM can assess performance and make decisions regarding the allocation of resources if he only views operations at the Home & Hardware level. To be clear, our CODM speaks regularly with the segment manager and is exposed to a variety of background information in order to have a base level of understanding necessary to evaluate the overall performance and to decide resource allocation to the segment. As noted in our response to prior comment 5, our segment manager is responsible for evaluating operating results and allocating resources within the Home & Hardware segment. Our CODM is responsible for evaluating operating results and allocating resources among each of our three operating segments.

Regarding your listed sub points:

•	As you requested and pursuant to my conversation with Nudrat Salik, accompanying this letter is a confidential supplemental submission containing the Home and Hardware financial information provided to our CODM for each of the past three years and 2006 interim periods. (See Exhibit A). For your convenience, we’ve also provided the Fortune Brands consolidated financial information.

•	Please note that the Home and Hardware financial reporting package is the reporting package prepared for and used by our segment manager. For efficiency purposes, we do not customize the Home and Hardware segment reporting package for the CODM and do not remove information not used by the CODM. We simply generate consolidated Fortune Brands reporting which supplements the segment information. The package is provided to all financial statement users within the corporate office and each user of the information focuses on what he or she needs.

We have provided, as part of the accompanying confidential supplemental submission, a subset of the Q3 financial package to show what information our CODM uses from the package for Home & Hardware. (See Exhibit B).

•	We are currently in the process of preparing our 2007 financial budget. As such, we cannot provide it at this time. In its place we have provided our first quarter outlook and 2006 operating plan provided to our CODM and the Board at our February 2006 Board meeting. As you will see, this information is at our operating segment level. (See Exhibit C). In addition, we have provided the financial update provided to our CODM and Board at our December 2006 Board meeting. (See Exhibit D).

•	Discrete information as shown in our financial packages is used primarily by our treasury group for cash management, by our tax group for tax planning, by our Corporate accounting group for financial analysis, and by our CFO for assessing performance improvement opportunities within each of our three operating segments.

Additionally, to aid you in your consideration of our comments provided both with this letter as well as our earlier submission on December 1, 2006, we offer the following:

•	Everything our CODM does within the context of establishing and executing our business strategy evolves around our three operating groups. Within the context of Home & Hardware specifically, our CODM’s starting point is the overall housing industry. He does not focus on individual product opportunities, but rather on the broader demographics such as household formation, propensity of homeowners to remodel and buy second homes, and the age of overall housing stock and its alignment with the need for repair and remodel. At the end of the day, overall assessment and allocation of resources is a function of better positioning the Home & Hardware segment to excel in the housing market.

•	The economic environment for home and hardware is consistent across the group. As new construction, home repair and remodel goes, so goes the vast majority of product groups within the home operating segment.

•	As indicated in our December 1, 2006 letter, our CODM sets long term growth goals singularly at the segment level.

•	Decision making and discussion at the Board level is at the segment level.

In summary, our CODM, along with input from our Board, sets and monitors strategy based on our three segments; he makes key operating decisions and allocates resources at our segment level; we have a segment manager for each of our three segments; and we consistently speak to investors at the segment level. Consistent with the “management approach” chosen by the Financial Accounting Standards Board for determining what segment information to report, we have determined our operating segments based on how we run the business.

4.	We note your response to prior comment 6 and your proposed disclosures. Please also disclose the types of amounts included in corporate expenses and assets for each period presented in the notes to the financial statements. Please disclose why these amounts were not allocated to the other reportable segments, similar to the discussion in your supplemental response.

Response:

In future filings, we will footnote the types of amounts included in Corporate expenses and assets for each period presented in the Note on Information on Business Segments (page 70 in the 2005 Form 10-K), as follows:

For Corporate expenses within Operating Income, the note will read:

Corporate expenses include salaries, benefits and expenses related to Corporate office employees and functions that benefit all operating segments. Allocating these indirect expenses to operating segments would require an imprecise allocation methodology. Corporate expenses do not include expenses directly allocable to the reportable segments. There are no amounts that are the elimination or reversal of transactions between reportable segments.

For Corporate assets within Total Assets, the note will read:

Corporate assets include cash, certain receivables related to taxes and insurance claims, and the cash surrender value on life insurance policies. Allocating these assets to operating segments would require an imprecise allocation methodology. Corporate assets do not include assets directly allocable to the reportable segments.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2006

General

5.	Please address the above comments in your interim filings as well.

Where our responses above contemplate additional or revised disclosures in future 10-K filings, and such additional or revised disclosures are also applicable to interim filings, we will incorporate such disclosures.

* * * *

Please telephone me at (847) 484-4500 or, in my absence, Mark Roche, Senior Vice President, General Counsel and Secretary, at (847) 484-4440, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

/s/ Craig P. Omtvedt
Craig P. Omtvedt
Senior Vice President and Chief Financial Officer